EX-99.B-77G

                 WADDELL & REED ADVISORS HIGH INCOME FUND, INC.

SUB-ITEM 77G(a):  Defaults on senior securities

Big V Supermarkets

$5,000,000  11.00%  Senior Subordinated Notes due 2/15/04
CUSIP 089698AB0
Company filed for Chapter 11 bankruptcy protection November 22, 2000 This is a monetary default
Default date is March 16, 2001
Amount of default per $1,000 face amount is $179
Total amount of default is $893,750